UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

 (Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA is one of the 100 best companies to work for in Mexico

●	Certification by the Great Place to Work® Institute Mexico

Monterrey, Mexico, May 9, 2011—OMA (NASDAQ: OMAB; BMV: OMA), the operator of 13 international airports in central and northern Mexico, was certified as a “Great Place to Work” in an award ceremony in Mexico City. OMA was granted this award for promoting policies and practices that improve the quality of life inside the organization, positioning the company as one of the 100 Best Companies to Work for in Mexico for the year 2011, in the segment of companies between 500 and 5,000 employees.  OMA ended up in 85th place, and is the first Mexican airport group to achieve this distinction.

The Great Place to Work® Institute (GPTWI) bases its evaluation on the model created by Robert Levering, where confidence is the pillar for making a company a better place to work.  GPTWI evaluates the relationships between employees and management, between employees and their work, and between employees and other co-workers, along five dimensions: credibility, respect, fairness, pride, and camaraderie.

The certification of OMA as “A Great Place to Work” was made after carrying out surveys with employees and an analysis of the company’s programs, practices, and policies for the administration and development of human capital.

Victor Bravo, the CEO of OMA, noted: “OMA is committed to the personal and professional development of our workforce. This certification by the Great Place to Work Institute Mexico is recognition of everyone’s daily effort to make OMA a great place to work.”

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

●	Website:	http://www.oma.aero
●	Twitter:	http://twitter.com/OMAeropuertos
●	Facebook	http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: May 9, 2011